Volvo: Truck deliveries January-July 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 1, 2006--Total deliveries of trucks from the Volvo Group's (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) three truck companies increased 3% through July this year, compared with the year-earlier period. Deliveries from Mack rose 7%, while deliveries from Renault Trucks were up 10%. Deliveries from Volvo Trucks decreased 3% during the period.

For the whole report, see attachment!

August 28, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT:
Renault Trucks
Bernard Lancelot, +33 4 72 96 27 59
or
Mack
Bob Martin, +1 (610) 709-2670
or
Volvo Trucks
Claes Claeson, +46 31-66 39 08
or
AB Volvo
Investor Relations
Joakim Wahlstrom, +46 31 66 11 91
or
Christer Johansson, +46 31 66 13 34